Exhibit (a)(5)(ii)

California Water Responds to SJW’s Rejection of Its Cash Tender Offer

California Water Reiterates Commitment to a Common-Sense Combination with SJW

SAN JOSE, Calif. — June 15, 2018 — California Water Service Group (NYSE: CWT) (“California Water”) today issued the following statement in response to SJW Group’s (NYSE: SJW) (“SJW”) rejection of its cash tender offer to acquire all outstanding shares of SJW for $68.25 per share in cash:

“Predictably, the SJW Board has taken a further step to entrench itself and its management team by summarily rejecting California Water’s $68.25 all-cash tender offer, which we believe is far superior to that of SJW’s proposed merger with Connecticut Water.  Our proposal, which exceeds SJW’s all-time high closing share price, and represents a 30% premium to SJW’s share price at the time of our proposal, offers SJW stockholders substantial value that we believe SJW and Connecticut Water cannot deliver.

“Instead of sitting down to negotiate a transaction with California Water that can deliver value to its stockholders, and benefits customers, communities and employees, SJW is grasping at an ever-shrinking list of ‘reasons’ for rejecting our cash tender offer.  Included among such reasons is SJW Board’s self-imposed unwillingness to do a transaction with California Water, and vague promises of benefits from a proposed ‘merger of equals’ with an East Coast-based water utility that is currently in the midst of a go-shop period and attempting to fend off an unsolicited bid.

“Contrary to SJW’s assertions, we believe our tender offer is significantly less conditional than the signed merger agreement with Connecticut Water, which includes numerous additional conditions.  Specifically, the SJW-Connecticut Water transaction requires approval of two-thirds of Connecticut Water’s outstanding shares, which under the circumstances in our view makes a Connecticut Water transaction illusory.

“SJW is quick to criticize a transaction with California Water, also noting that it would require regulatory review in California, but curiously, SJW fails to mention in today’s rejection press release that the California Public Utilities Commission has ordered that SJW file an application to seek regulatory approval in California to complete its ‘merger of equals’ with Connecticut Water, a process that SJW previously taunted could take 18 months.  We encourage SJW in the future to display a higher degree of candor with its own stockholders and other investors.”

About California Water Service Group

California Water Service Group is the parent company of California Water Service, Washington Water Service, New Mexico Water Service, Hawaii Water Service, CWS Utility Services, and HWS Utility Services. Together, these companies provide regulated and non-regulated water service to approximately 2 million people in more than 100 California, Washington, New Mexico, and Hawaii communities. California Water Service Group’s common stock trades on the New York Stock Exchange under the symbol “CWT.” Additional information is available online at www.calwatergroup.com.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning established by the Private Securities Litigation Reform Act of 1995 (“Act”). The forward-looking statements are intended to qualify under provisions of the federal securities laws for “safe harbor” treatment established by the Act. Forward-looking statements are based on currently available information, expectations, estimates, assumptions and projections, and management’s judgment about the Company, the water utility industry and general economic conditions. Such words as would, expects, intends, plans, believes, estimates, assumes, anticipates, projects, predicts, forecasts or variations of such words or similar expressions are intended to identify forward-looking statements. The forward-looking statements are not guarantees of future performance. They are subject to uncertainty and changes in circumstances. Actual results may vary materially from what is contained in a forward-looking statement. Factors that may cause a result different than expected or anticipated include, but are not limited to: the failure to consummate the proposed transaction with SJW upon the terms set forth in California Water’s proposal; governmental and regulatory commissions’ decisions; changes in regulatory commissions’ policies and procedures; the timeliness of regulatory commissions’ actions concerning rate relief; changes in environmental compliance and water quality requirements; electric power interruptions; changes in customer water use patterns and the effects of conservation; the impact of weather and climate on water availability, water sales and operating results; civil disturbances or terrorist threats or acts, or apprehension about the possible future occurrences of acts of this type; labor relations matters as we negotiate with the unions; restrictive covenants in or changes to the credit ratings on our current or future debt that could increase our financing costs or affect our ability to borrow, make payments on debt or pay dividends; and, other risks and unforeseen events. When considering forward-looking statements, you should keep in mind the cautionary statements included in this paragraph, as well as our annual 10-K, Quarterly 10-Q, and other reports filed from time-to-time with the Securities and Exchange Commission. California Water assumes no obligation to provide public updates of forward-looking statements except to the extent required by law.

Important Additional Information

On May 31, 2018, California Water filed a definitive proxy statement with the Securities and Exchange Commission (the “Definitive Proxy Statement”) to solicit proxies in opposition to resolutions related to the pending merger between SJW Group and Connecticut Water Service, Inc. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents, if filed, would be available free of charge at the Securities and Exchange Commission’s website (www.sec.gov) or by directing a request to Innisfree M&A Incorporated at (888) 750-5834 (banks and brokers call collect at (212) 750-5833).

Participants in the Solicitation

California Water, its directors and certain of its officers and employees may be deemed to be participants in any solicitation of SJW Group stockholders in connection with the proposed transaction between California Water and SJW Group. Information about such participants, and a description of their direct or indirect interests, by security holdings or otherwise, is included in the Definitive Proxy Statement.

Investor Contacts:

Thomas Smegal

(408) 367-8200

Innisfree M&A Incorporated

Scott Winter

(212) 750-5833

Media Contacts:
Shannon Dean

(408) 367-8243

Sard Verbinnen & Co

Meghan Gavigan/David Isaacs

(415) 618-8750